UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 2

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ConvergeOne Holdings, Inc.

(Name of Subject Company)

PVKG Merger Sub, Inc.

(Offeror)

a wholly owned subsidiary of

PVKG Intermediate Holdings Inc.

(Parent of Offeror)

CVC Capital Partners VII (A) L.P.

(Other Person)

CVC Capital Partners Investment Europe VII L.P.

(Other Person)

CVC Capital Partners VII AIV (Delaware) LP

(Other Person)

CVC Capital Partners VII Associates L.P.

(Other Person)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

Common stock, par value $0.0001 per share

(Title of Class of Securities)

212481105

(CUSIP Number of Class of Securities)

PVKG Merger Sub, Inc.

c/o CVC Advisors (U.S.) Inc.

Attention: Jennifer Gleeson

712 Fifth Avenue, 43rd Floor

New York, New York 10019

(212) 265-6222

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Oliver Brahmst, Esq.

Chang-Do Gong, Esq.

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 819-8200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$981,679,687.50	$118,979.58

(1)

Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (1) 77,905,500 Shares issued and outstanding shares of common stock, par value $0.0001 per share (“Shares”), of ConvergeOne Holdings, Inc. (“ConvergeOne”) multiplied by the offer price of $12.50 per Share, (2) 1,237,500 Shares (including 112,500 Shares issuable pursuant to rights included in the Units (as defined below)) subject to issuance to EarlyBird Capital, Inc. and its distributees pursuant to a unit purchase option for 1,125,000 units (the “Units”) multiplied by the offer price of $12.50 per Share minus the exercise price for such Units of $10.00, (3) 137,990 Shares subject to issuance pursuant to ConvergeOne’s 2018 Employee Stock Purchase Plan multiplied by the offer price of $12.50 per Share and (4) 1,917,310 Shares subject to issuance pursuant to ConvergeOne warrants to acquire Shares multiplied by the offer price of $12.50 per Share minus the exercise price for such warrants of $11.50 per Share. The foregoing figures have been provided by ConvergeOne and are as of November 5, 2018, the most recent practicable date.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction value by 0.0001212.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $118,979.58	Filing Party: PVKG Merger Sub, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: November 21, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission on November 21, 2018 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) PVKG Merger Sub, Inc., a Delaware corporation (“Offeror”) and a wholly owned subsidiary of PVKG Intermediate Holdings Inc., a Delaware corporation (“Parent”), (ii) Parent and (iii) CVC Capital Partners VII (A) L.P., a Jersey limited partnership (“CVC VII (A)”), CVC Capital Partners Investment Europe VII L.P., a Jersey limited partnership (“CVC Investment Europe VII”), and CVC Capital Partners VII Associates L.P., a Jersey limited partnership (“CVC VII Associates”). Each of CVC VII (A), CVC Investment Europe VII and CVC VII Associates is an indirect stockholder of Parent. In connection with an Assignment and Assumption Agreement entered into on December 19, 2018 by CVC VII (A) and CVC Capital Partners VII AIV (Delaware) LP, a Delaware limited partnership (“CVC AIV” and, together with CVC VII (A), CVC Investment Europe VII and CVC VII Associates, “CVC VII”), pursuant to which CVC VII (A) assigned to CVC AIV, and CVC AIV assumed, certain of CVC VII (A)’s commitments and obligations provided for pursuant to the Equity Commitment Letter and the Limited Guarantee, CVC AIV became an indirect stockholder of Parent. The Schedule TO relates to the offer by Offeror to purchase all of the issued and outstanding Shares for a price of $12.50 per Share (the “Offer Price”), net to the seller in cash, without interest and less any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Agreement and Plan of Merger, dated as of November 6, 2018 (the “Merger Agreement”), by and among ConvergeOne, Parent and Offeror, collectively constitute the “Offer”), copies of which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Schedule TO, including all schedules, exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference in answer to Items 1 through 9 and Item 11 of this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for in this Amendment. This Amendment should be read together with the Schedule TO. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

This Amendment is being filed to amend and supplement Items to the extent specifically provided herein.

Items 1 through 7, 9 and 11.

The Offer to Purchase and Items 1 through 7, 9 and 11 of the Schedule TO are hereby amended and supplemented by adding the following information:

“On December 19, 2018, Offeror extended the Offer for a period of nine (9) business days in accordance with the terms of the Merger Agreement. The Offer was previously scheduled to expire at 12:00 midnight, Eastern time, on December 19, 2018 (one minute after 11:59 p.m., Eastern time, on December 19, 2018). The Expiration Date of the Offer is extended to 5:00 p.m., Eastern time, on January 3, 2019, unless further extended. The Depositary and Paying Agent has advised Offeror that, as of 5:00 p.m., Eastern time, on December 18, 2018, 67,793,275 Shares were tendered pursuant to the Offer, which represented approximately 88% of the outstanding Shares.

On December 19, 2018, CVC Capital Partners issued a press release announcing the extension of the Offer. The full text of the press release is attached as Exhibit (a)(5)(C) to the Schedule TO and is incorporated herein by reference.”

The Offer to Purchase and Items 1 through 7, 9 and 11 of the Schedule TO are hereby further amended and supplemented as follows:

All references in the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter of Transmittal (Exhibit (a)(1)(B)), Form of Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) to the expiration date of the Offer being “12:00 midnight, Eastern time, on December 19, 2018 (one minute after 11:59 p.m., Eastern time, on December 19, 2018)” are amended and replaced with “5:00 p.m., Eastern time, on January 3, 2019”.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby further amended and supplemented as follows:

The information in the first paragraph of the cover page of the Offer to Purchase is hereby amended and supplemented by deleting the final sentence of the first paragraph and replacing it with the following sentence:

“Each of CVC Capital Partners VII (A) L.P., a Jersey limited partnership (“CVC VII (A)”), CVC Capital Partners Investment Europe VII L.P., a Jersey limited partnership (“CVC Investment Europe VII”), CVC Capital Partners VII AIV (Delaware) LP, a Delaware limited partnership (“CVC AIV”), and CVC Capital Partners VII Associates L.P., a Jersey limited partnership (together with CVC VII (A), CVC Investment Europe VII and CVC AIV, “CVC VII”), is an indirect stockholder of Parent.”

Items 1, 3, 4, 5 and 6.

The Offer to Purchase and Items 1, 3, 4, 5 and 6 of the Schedule TO are hereby amended and supplemented as follows:

The information set forth under “SUMMARY TERM SHEET – Who is offering to buy my securities?” of the Summary Term Sheet in the Offer to Purchase is amended and supplemented by deleting the fourth sentence of the paragraph underneath such heading and replacing it with the following sentence:

“Each of CVC Capital Partners VII (A) L.P., a Jersey limited partnership (“CVC VII (A)”), CVC Capital Partners Investment Europe VII L.P., a Jersey limited partnership (“CVC Investment Europe VII”), CVC Capital Partners VII AIV (Delaware) LP, a Delaware limited partnership (“CVC AIV”), and CVC Capital Partners VII Associates L.P., a Jersey limited partnership (together with CVC VII (A), CVC Investment Europe VII and CVC AIV, “CVC VII”), is an indirect stockholder of Parent.”

Items 2, 4, 5 and 6.

The Offer to Purchase and Items 2, 4, 5 and 6 of the Schedule TO are hereby amended and supplemented as follows:

The information set forth in the first paragraph set forth under “Introduction” of the Offer to Purchase is amended and supplemented by deleting the final sentence of such paragraph and replacing it with the following sentence:

“Each of CVC Capital Partners VII (A) L.P., a Jersey limited partnership (“CVC VII (A)”), CVC Capital Partners Investment Europe VII L.P., a Jersey limited partnership (“CVC Investment Europe VII”), CVC Capital Partners VII AIV (Delaware) LP, a Delaware limited partnership (“CVC AIV”), and CVC Capital Partners VII Associates L.P., a Jersey limited partnership (together with CVC VII (A), CVC Investment Europe VII and CVC AIV, “CVC VII”), is an indirect stockholder of Parent.”

Items 3, 4, 5, 8 and 11.

The Offer to Purchase and Items 3, 4, 5, 8 and 11 of the Schedule TO are hereby amended and supplemented as follows:

The information set forth in Section 8 – “Certain Information Concerning Parent, Offeror and CVC VII” is hereby amended and supplemented by deleting the sixth sentence of the first paragraph of such section and replacing it with the following sentence:

“CVC VII (A), CVC Investment Europe VII, CVC AIV and CVC VII Associates are the indirect stockholders of PVKG Investment Holdings.”

The information set forth in Section 8 – “Certain Information Concerning Parent, Offeror and CVC VII” is hereby amended and supplemented by deleting the last sentence of the first paragraph of such section and replacing it with the following sentence:

“The principal office address of each of CVC VII (A), CVC Investment Europe VII, CVC AIV and CVC VII Associates is c/o CVC Capital Partners VII Limited, 1 Waverley Place, Union Street St. Helier, Jersey, JE1 1SG, Channel Islands, and the telephone number at the principal executive office of each such entity is +44 (0) 1534 850750.”

The information set forth in Section 8 – “Certain Information Concerning Parent, Offeror and CVC VII” is hereby amended and supplemented by deleting the fourth paragraph of such Section and replacing it with the following paragraph:

“Pursuant to an Equity Commitment Letter dated November 6, 2018, (the “Equity Commitment Letter”), each CVC VII (A), CVC Investment Europe VII and CVC VII Associates committed an aggregate amount equal to $750 million, in cash as capital to Parent in connection with completion of the Offer and the Merger and to enable Parent and ConvergeOne, as the surviving company in the Merger, to pay fees, costs and expenses in connection with the Transactions, in each case subject to the applicable conditions set forth in the Merger Agreement and the Equity Commitment Letter. CVC VII (A) assigned a portion of its equity commitment to CVC AIV pursuant to an Assignment and Assumption Agreement entered into on December 19, 2018 by CVC VII (A) and CVC AIV. Pursuant to the terms of the Equity Commitment Letter, CVC VII (A) will remain obligated with respect to such assigned portion of its equity commitment until it is funded by CVC AIV.”

The information set forth in Schedule I to the Offer to Purchase entitled “DIRECTORS AND EXECUTIVE OFFICERS OF PARENT, OFFEROR AND CONTROLLING ENTITIES” is hereby amended and supplemented by deleting the heading of Section 3 and replacing it with the following heading:

CVC Capital Partners VII (A) L.P.

CVC Capital Partners Investment Europe VII L.P.

CVV Capital Partners VII AIV (Delaware) LP

CVC Capital Partners VII Associates L.P.

The information set forth in Schedule I to the Offer to Purchase entitled “DIRECTORS AND EXECUTIVE OFFICERS OF PARENT, OFFEROR AND CONTROLLING ENTITIES” is hereby amended and supplemented by deleting the first two paragraphs under Section 3 and replacing such paragraphs with the following two paragraphs:

“Each of CVC Capital Partners VII (A) L.P. (“CVC VII (A)”), CVC Capital Partners Investment Europe VII L.P. (“CVC Investment Europe VII”) and CVC Capital Partners VII Associates L.P. (“CVC VII Associates”) is a Jersey limited partnership. CVC Capital Partners VII AIV (Delaware) LP is a Delaware limited partnership (“CVC AIV” and, together with CVC VII (A), CVC Investment Europe VII and CVC VII Associates, “CVC VII”). The general partner for each CVC VII entity is CVC Capital Partners VII Limited, a Jersey limited company (“CVC VII GP”). The current business address of each of CVC VII (A), CVC Investment Europe VII, CVC AIV and CVC VII Associates is c/o CVC Capital Partners VII Limited, 1 Waverley Place, Union Street, St. Helier, Jersey JE1 1SG, Channel Islands, and the current business phone number of each such CVC VII entity is +44 (0) 1534 850750.

CVC VII indirectly holds its investment in Parent through PVKG Investment Holdings Inc., a Delaware corporation (“PVKG Investment Holdings”). PVKG Investment Holdings is a direct wholly owned subsidiary of PVKG Investment US L.P. (“PVKG Investment US”), which (a) is controlled by PVKG Investment US G.P. LLC (“PVKG US GP”), a Delaware limited liability company, and (b) is a subsidiary of

PVKG Jersey L.P., a Jersey limited partnership (“PVKG Jersey LP”), and CVC AIV. PVKG US GP is a wholly owned subsidiary of PVKG Jersey LP, which is controlled by PVKG Jersey GP Limited, a Jersey limited company (“PVKG Jersey GP”). Each of PVKG Jersey GP and PVKG Jersey LP are subsidiaries of CVC VII (A), CVC Investment Europe VII and CVC VII Associates, each of which is controlled by CVC VII GP. CVC AIV is controlled by CVC VII GP.”

Items 4 and 7.

The Offer to Purchase and Items 4 and 7 of the Schedule TO are hereby amended and supplemented as follows:

The information set forth in Section 9 – “Source and Amount of Funds” is hereby amended and supplemented by deleting the final paragraph of such Section and replacing it with the following two paragraphs:

“CVC VII (A) has entered into an Assignment and Assumption Agreement, dated as of December 19, 2018 (the “Assignment Agreement”), pursuant to which CVC VII (A) assigned to CVC AIV, and CVC AIV accepted and assumed from CVC VII (A), subject to and in accordance with the Equity Commitment Letter and the Limited Guarantee, (a)(i) CVC VII (A)’s obligations and liabilities in, under and arising from or in connection with contributing or causing to be contributed (directly or indirectly) to Parent a portion of its equity commitment and (ii) a portion of CVC VII (A)’s obligations under the Limited Guarantee, in each case of clauses (a)(i) and (a)(ii), as set forth on Schedule A attached to the Assignment Agreement (the “Assumed Obligations”), and (b) CVC VII (A)’s related rights, title, interest, obligations and liabilities in, under and arising from or in connection with the Equity Commitment Letter and the Limited Guarantee with respect to such Assumed Obligations. CVC VII (A) will remain obligated with respect to the Assumed Obligations until such Assumed Obligations are funded by CVC AIV.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, the Limited Guarantee and the Assignment Agreement, copies of which are filed as Exhibit (d)(5), Exhibit (d)(6) and Exhibit (d)(8), respectively, to the Schedule TO and incorporated herein by reference”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibits:

(a)(5)(C)	Press Release issued by CVC Capital Partners on December 19, 2018.

(d)(8)	Assignment and Assumption Agreement, dated as of December 19, 2018, by and between CVC VII (A) and CVC AIV.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2018

PVKG MERGER SUB, INC.

By:	/s/ James Christopoulos
Name:	James Christopoulos
Title:	Secretary

PVKG INTERMEDIATE HOLDINGS INC.

By:	/s/ James Christopoulos
Name:	James Christopoulos
Title:	Secretary

CVC CAPITAL PARTNERS VII (A) L.P.

By:	CVC CAPITAL PARTNERS VII LIMITED, its General Partner

By:	/s/ Carl J. Hansen
Name:	Carl J. Hansen
Title:	Director

CVC CAPITAL PARTNERS INVESTMENT EUROPE VII L.P.

By:	CVC CAPITAL PARTNERS VII LIMITED, its General Partner

By:	/s/ Carl J. Hansen
Name:	Carl J. Hansen
Title:	Director

CVC CAPITAL PARTNERS VII ASSOCIATES L.P.

By:	CVC CAPITAL PARTNERS VII LIMITED, its General Partner

By:	/s/ Carl J. Hansen
Name:	Carl J. Hansen
Title:	Director

CVC CAPITAL PARTNERS VII AIV (DELAWARE) LP

By:	CVC CAPITAL PARTNERS VII LIMITED, its General Partner

By:	/s/ Carl J. Hansen
Name:	Carl J. Hansen
Title:	Director

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 21, 2018.

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9 and instructions for completing the form).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Newspaper Advertisement as published in The New York Times on November 21, 2018.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued by CVC Capital Partners and ConvergeOne on November 6, 2018, originally filed as Exhibit I to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by ConvergeOne with the Securities and Exchange Commission on November 6, 2018, which is incorporated herein by reference.

(a)(5)(B)	Current Report on Form-8K filed by ConvergeOne with the Securities and Exchange Commission on November 7, 2018, which is incorporated herein by reference.

(a)(5)(C)	Press Release issued by CVC Capital Partners on December 19, 2018.*

(b)(1)	Debt Commitment Letter, dated as of November 6, 2018, by and among Offeror, Wells Fargo Bank, National Association, Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, UBS AG, Stamford Branch and UBS Securities LLC.

(b)(2)	Joinder Agreement to Debt Commitment Letter, dated as of November 20, 2018, by and among Offeror, Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, UBS AG, Stamford Branch, UBS Securities LLC, Wells Fargo Bank, National Association, Citigroup Global Markets Inc., Macquarie Capital (USA) Inc., Macquarie Capital Funding LLC, SG America Securities, LLC and Societé Generale.

(d)(1)	Agreement and Plan of Merger, dated as of November 6, 2018, by and among Parent, Offeror and ConvergeOne, originally filed as Exhibit 2.1 to the Current Report on Form 8-K filed by ConvergeOne with the Securities and Exchange Commission on November 7, 2018, which is incorporated herein by reference.

(d)(2)	Confidentiality Agreement, dated as of August 31, 2018, by and between CVC Advisors (U.S.) Inc. and ConvergeOne.

(d)(3)	Exclusivity Agreement, dated as of November 3, 2018, by and between CVC Advisors (U.S.) Inc. and ConvergeOne.

(d)(4)	Rollover Agreement, dated as of November 6, 2018, by and between PVKG Investment Holdings, Inc. and certain stockholders of ConvergeOne.

(d)(5)	Equity Commitment Letter, dated as of November 6, 2018, by and among Parent, CVC VII (A), CVC Investment Europe VII and CVC VII Associates.

(d)(6)	Limited Guarantee, dated as of November 6, 2018, by and among CVC VII (A), CVC Investment Europe VII, CVC VII Associates and ConvergeOne.

(d)(7)	Form of Tender and Support Agreement, dated as of November 6, 2018, by and among Parent and the stockholders named therein, originally filed as Exhibit 99.1 to the Current Report on Form 8-K filed by ConvergeOne with the Securities and Exchange Commission on November 7, 2018, which is incorporated herein by reference.

(d)(8)	Assignment and Assumption Agreement, dated as of December 19, 2018, by and between CVC VII (A) and CVC AIV.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.